OSTIN TECHNOLOGY GROUP CO., LTD.
BUILDING 2, 101
1 KECHUANG ROAD
QIXIA DISTRICT, NANJING
JIANGSU PROVINCE, CHINA
210046

SCAN TO VIEW MATERIALS & VOTE

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ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
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VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V59396-Z88899

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OSTIN TECHNOLOGY GROUP CO., LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. By an ordinary resolution, to approve, ratify, and confirm the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024, and to authorize the Board and/or the Audit Committee to fix such independent registered public accounting firm's annual compensation.	☐	☐	☐
2. By an ordinary resolution, (i) to approve the Company's authorized share capital of US$500,000 divided into 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each ("Class A Ordinary Shares"), 8,000,000 Class B ordinary shares of a par value of US$0.0001 each ("Class B Ordinary Shares") and 1,000,000 preference shares of a par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of one (1)-for-ten (10) , such that, the authorized share capital of US$500,000 will be divided into: (i) 499,100,000 Class A ordinary shares of par value of 0.001 each, (ii) 800,000 Class B ordinary shares of par value of US$0.001 each, and (iii) 100,000 preference shares of a par value of US$0.001 each (the "Share Consolidation"); (ii) to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and (iii) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation.	☐	☐	☐
3. Subject to and conditional upon the passing of Proposals Two above, by a special resolution, (i) to adopt the third amended and restated memorandum and articles of association of the Company (the "Third Amended and Restated Memorandum and Articles of Association") as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Share Consolidation, (ii) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Third Amended and Restated Memorandum and Articles of Association; and, (iii) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Proxy Statement is available at www.proxyvote.com. OSTIN TECHNOLOGY GROUP CO., LTD. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS November 26, 2024, at 10:00 A.M., Beijing Time (November 25, 2024, at 9:00 P.M., Eastern Time) This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Tao Ling, as proxy with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of Class A and Class B ordinary shares of OSTIN TECHNOLOGY GROUP CO., LTD. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held on November 26, 2024, at 10:00 A.M., Beijing Time (November 25, 2024, at 9:00 P.M., Eastern Time), at Floor 1, Building F4, 1 Zidong Road, Qixia District, Nanjing, Jiangsu Province, China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on the reverse side V59397-Z88899